SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68987

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Shellpoint Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Third Avenue, 12th Floor
(No. and Street)

New York,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name - *if individual, state last, first, middle name*)

500 Ridgefield Ct	Asheville	NC	28802
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

I, JOSEPH MC SHERRY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shellpoint Capital LLC, as of, December 31, 2018 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Financial Officer
Title

Kelly L. Hagstrand
Notary Public

KELLY L. HAGSTRAND
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01HA6246833
Qualified in Richmond County
Commission Expires August 15, 2019

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (not applicable).
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5(d) and Report of Independent Registered Public Accounting Firm

SHELLPOINT CAPITAL LLC
(A Wholly-Owned Subsidiary of Shellpoint Partners LLC)

December 31, 2018

SHELLPOINT CAPITAL LLC

TABLE OF CONTENTS

DHG
DIXON HUGHES GOODMAN LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of Shellpoint Capital LLC
New York, New York

Opinion on the Financial Statements

We have audited the accompanying financial statements of Shellpoint Capital LLC (the "Company"), a wholly-owned subsidiary of Shellpoint Partners LLC, which comprise the statement of financial condition as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows of the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Dixon Hughes Goodman LLP

We have served as the Company's auditor since 2019.

Asheville, North Carolina
February 26, 2019

SHELLPOINT CAPITAL LLC
(A Wholly-Owned Subsidiary of Shellpoint Partners LLC)
Statement of Financial Condition
December 31, 2018

ASSETS	
Cash and cash equivalents	$ 124,784
Prepaid expenses	905
Total assets	$ 125,689
LIABILITIES AND MEMBER'S EQUITY	
Accrued expenses	$ 42,000
Total liabilities	42,000
MEMBER'S EQUITY	
MEMBER'S EQUITY	
Member's equity	83,689
Total liabilities and member's equity	$ 125,689

The accompanying notes are an integral part of these financial statements.

SHELLPOINT CAPITAL LLC
(A Wholly-Owned Subsidiary of Shellpoint Partners LLC)
Statement of Operations
Year ended December 31, 2018

REVENUE	
Advisory fees	$ 34,561
EXPENSES	
Compensation	116,706
Professional fees	77,438
Occupancy and related	31,256
Dues and licensing	4,673
General and administrative	2,639
Total expenses	232,712
Net loss	$ (198,151)

The accompanying notes are an integral part of these financial statements.

SHELLPOINT CAPITAL LLC
(A Wholly-Owned Subsidiary of Shellpoint Partners LLC)
Statement of Changes in Member's Equity
Year ended December 31, 2018

		Total Member's Equity
Balance - January 1, 2018	$	66,840
Capital Contribution		215,000
Net loss		(198,151)
Balance - December 31, 2018	$	83,689

The accompanying notes are an integral part of these financial statements.

SHELLPOINT CAPITAL LLC
(A Wholly-Owned Subsidiary of Shellpoint Partners LLC)
Statement of Cash Flows
Year ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES :	
Net loss	$ (198,151)
Adjustments to reconcile net loss to net cash used in operating activities	
Decrease in due from parent	11,932
Decrease in prepaid expenses	528
Increase in accrued expenses	42,000
Decrease in due to parent	(27,512)
Net cash used in operating activities	(171,203)
CASH FLOWS FROM FINANCING ACTIVITIES :	
Capital contribution from parent	215,000
Net cash provided by financing activities	215,000
Net increase in cash	43,797
Cash and cash equivalents, beginning of year	80,987
Cash and cash equivalents, end of year	$ 124,784

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Shellpoint Capital LLC (the "Company"), a Delaware limited liability company, was formed on August 17, 2011 as a wholly-owned subsidiary of Shellpoint Partners LLC ("Shellpoint" or "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company was formed to act as a placement agent and to provide financial advisory services to its Parent. The Company commenced revenue generating activities in 2015 – see Note 4.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and generally accepted accounting practices within the broker dealer industry. In preparing financial statements in accordance with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

Cash and Cash Equivalents

The Company considers its investments in financial instruments with maturities of less than 90 days when purchased to be cash equivalents. As of December 31, 2018, the Company did not have any cash equivalents and its cash was held in a noninterest bearing account.

Currently, the Federal Deposit Insurance Corporation ("FDIC") provides insurance coverage for up to $250,000 per depositor, per institution. As of December 31, 2018, the cash balance was $124,784. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on its cash.

Revenue Recognition

Revenue consists solely of advisory fees that the Company earns from advising its Parent on transactions to which the Parent is a party. Such advisory fees are earned under the Services, Expense Sharing, Office Space, and Confidentiality Agreement dated January 1, 2016, by and between the Company and its Parent. The advisory fee is based on a fixed percentage of the final value of each transaction. The Company recognizes such advisory fees as revenue at the time that the Parent completes the transaction as this is when the performance obligation is complete under the agreement and the revenue amount can be reasonably determined. The Company records a receivable from Parent which it settles via a cash payment from time to time. At December 31, 2017, the Parent owed the Company $11,932 for transactions that were completed in late 2017. The Parent paid this balance to the Company in February 2018. At December 31, 2018, there were no unpaid balances outstanding.

Income Taxes

The Company is a limited liability company and is therefore taxed as a partnership for U.S. federal income tax purposes. There is no tax sharing agreement between the Company and its Parent, and there have been no distributions to the Parent for reimbursements of taxes. Accordingly, no income tax liability or expense has been recorded in the financial statements of the Company.

In accordance with US GAAP, there are financial accounting and disclosure requirements for recognition and measurement of tax positions taken or expected to be taken on an income tax return. Management has reviewed its tax positions for 2013 through 2018 and has determined that the Company has no tax positions that require measurement or additional disclosure.

3. RECENT ACCOUNTING DEVELOPMENTS

Revenue from Contracts with Customers

On January 1, 2018, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" and all related amendments using the modified retrospective method. This ASU provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, and guidance on accounting for certain contract costs. The adoption of this ASU did not have an impact on revenue previously reported in prior periods or current revenue recognition practices.

4. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater. Net capital and aggregate indebtedness changes day to day, however, as of December 31, 2018, the Company had net capital of $82,784 which was $77,784 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 50.73 to 1.

5. RELATED PARTY TRANSACTIONS

During 2011, the Company entered into an Expense Sharing Agreement ("Agreement") with Shellpoint for expenses relating to office space, employee and administrative services. The expense allocation is based on estimated values of office space, goods and services to be provided by Shellpoint. On August 1, 2018, the Company and Shellpoint amended the Agreement to change the expense allocation to a fixed amount of $10,334 per month. For the year ended December 31, 2018, the expense allocation totaled $147,962.

Shellpoint made a capital contribution of $215,000 to the Company in February 2018.

For the year ended December 31, 2018, the Company earned advisory fees of $34,561 from Shellpoint.

6. LIQUIDITY

The Company recorded a net loss of $198,151 and had negative cash flows from operations of $171,203 for the year ended December 31, 2018. If the Company is unable to meet current obligations as they come due as a result of an inability to raise further funds, the Company could be forced to substantially reduce operations. The Company will continue to receive capital contributions as needed in accordance with a letter of support from Shellpoint. These factors mitigate the substantial doubts about the Company's ability to continue as a going concern and be compliant with the Net Capital rules.

7. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred during the period from the balance sheet date through February 26, 2019, the date the Company's financial statements are available to be issued.

There were no other events or transactions that occurred during the period that materially impacted the amounts or disclosures in the Company's financial statements.

SUPPLEMENTARY INFORMATION

Schedule I

SHELLPOINT CAPITAL LLC
(A Wholly-Owned Subsidiary of Shellpoint Partners LLC)
Computation of Net Capital Pursuant to
Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2018

NET CAPITAL - Total members' equity	$ 83,689
DEDUCTIONS AND/OR CHARGES - Nonallowable assets	
Prepaid expenses	(905)
Total nonallowable assets	(905)
Net capital	$ 82,784
AGGREGATE INDEBTEDNESS - Accrued expenses and other liabilities	$ 42,000
MINIMUM NET CAPITAL REQUIREMENT (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 77,784
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	50.73%

SHELLPOINT CAPITAL LLC
(A Wholly-Owned Subsidiary of Shellpoint Partners LLC)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

DHG
DIXON HUGHES GOODMAN LLP

Exemption Review Report
Report of Independent Registered Public Accounting Firm

February 26, 2019

Member of
Shellpoint Capital LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Shellpoint Capital LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Shellpoint Capital LLC claimed an exemption from 17 C.F.R. §240.15c3-3: Paragraph (k)(2)(i) (the "exemption provisions") and (2) management stated that Shellpoint Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Shellpoint Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Shellpoint Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

Dixon Hughes Goodman LLP

Asheville, North Carolina

SHELLPOINT CAPITAL LLC
880 Third Avenue
12th Floor
New York, NY 10022

Exemption Report

Shellpoint Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3:(k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

____
Shellpoint Capital LLC

I, Joseph McSherry, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________
Title: CFO

February 26, 2019